Securities and Exchange Commission
Washington, DC 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Destra Credit Opportunities Unit Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

901 Warrenville Road, Suite 15
Lisle, Illinois 60532

Telephone Number (including area code):

(630) 241-4200

Name and Address of agent for service of process:

Nicholas Dalmaso
Destra Credit Opportunities Unit Investment Trust
901 Warrenville Road, Suite 15
Lisle, Illinois 60532

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes   X     No __

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Lisle and State of Illinois on the 11th day of July, 2013.

Destra Credit Opportunities Unit Investment Trust
(Name of Registrant)

By: Destra Capital Investments LLC

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, President

Attest: /s/ Anne Kochevar
Anne Kochevar
Chief Compliance Officer of
Destra Capital Investments LLC